Exhibit 99.1

ASX ANNOUNCEMENT

June 19, 2013

Genetic Technologies executes agreement with further nationwide Provider Network

Melbourne, Australia; June 19, 2013: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) is pleased to announce that, through its wholly-owned subsidiary Phenogen Sciences Inc., it has executed an agreement with FedMed Inc. of Rockville, Maryland, USA, to use the FedMed national provider network.

FedMed Inc. is a national provider network that includes more than 550,000 physicians, 60,000 ancillary care providers and 4,000 hospitals nationwide, with more than 40 million covered lives.

The agreement with FedMed is the seventh such credentialing agreement executed between the Company and similar US Preferred Provider Organisations (“PPOs”) and brings the cumulative total number of covered lives for which its BREVAGen™ risk assessment test could be adjudicated as “in-network” to more than 102 million.

As detailed in previous ASX announcements, the positive impact of this credentialing activity has been clearly demonstrated in reviewing reimbursement payments received in respect of the BREVAGen™ test since its launch.  As reported by the Company in its March 2013 Quarterly Activities Report, the average reimbursement received in respect of claims that were adjudicated as “in-network”, was more than 25% higher than the amounts received in respect of claims that were adjudicated as “out of network”, with the time taken to collect the funds also being materially shorter.

Credentialing contracts have now been executed between the Company and FedMed Inc., MultiPlan Network, Three Rivers Provider Network, Prime Health Services, National Preferred Provider Network / PlanCare America / Ohio Preferred Provider Network LLC (NPPN / OPPN), Galaxy Health Network and Fortified Provider Network.

The Company is now pursuing additional agreements with other PPOs in order to further extend access to an increased number of covered lives.

FOR FURTHER INFORMATION PLEASE CONTACT

Ms. Alison J. Mew	Laura Forman (USA)
Chief Executive Officer	Blueprint Life Science Group

Genetic Technologies Limited	+1 (415) 375 3340, Ext. 103
Phone: +61 3 8412 7000

About Genetic Technologies Limited

Genetic Technologies was an early pioneer in recognizing important new applications for “non-coding” DNA (Deoxyribonucleic Acid).  The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all species.  Its business strategy is the global commercialization of its patents through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics portfolio.  Genetic Technologies is an ASX and NASDAQ listed company with operations in the USA and Australia. For more information, please visit www.gtglabs.com.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act.  The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com   ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040